Exhibit 99.1

EHang Announces Over US$22 Million PIPE Investment From Strategic Investors Including Enpower

GUANGZHOU, China, November 14, 2024 — EHang Holdings Limited (“EHang” or the “Company”) (Nasdaq: EH), the world’s leading Urban Air Mobility (“UAM”) technology platform company, today announced a strategic investment totaling over US$22 million. The investors are Zhuhai Enpower Electric Co., Ltd. (“Enpower”, SZ300681), a Chinese leading new energy vehicle power systems provider, and a strategic institutional investor from the Middle East. Both investors agree to a 180-day lock-up period.

The strategic investment from Enpower is based on its recently announced long-term strategic partnership and technology development cooperation with EHang, aimed at co-developing high-performance electric motor drive systems for EHang’s suite of electric vertical take-off and landing (“eVTOL”) aircraft.

Additionally, the strategic investment from the United Arab Emirates (“UAE”)-based investor reflects their optimism in China’s emerging low-altitude economy industry and EHang’s growth potential as a global eVTOL leader. The UAE represents one of EHang’s largest international markets with an intentional order book of 100 units with five units delivered. This investor will utilize their extensive financial and business network to assist in EHang’s international expansion in other countries in the Middle East as well as in Southeast Asia.

This strategic investment brings EHang’s total year-to-date financing to nearly US$100 million, enhancing the Company’s financial position as it embarks on its next phase of development and growth in the global UAM industry. The financing proceeds will bolster EHang’s efforts to advance the Company’s next-generation eVTOL technologies and products, scale production capacity, expand its team, establish new headquarters and operation sites, and support general corporate activities.

Mr. Conor Yang, Chief Financial Officer of EHang, commented, “We are pleased to announce the strategic investment, which is a testament to the investors’ confidence in EHang’s vision, strength and industry leadership. With this investment, we are well-positioned to capitalize on the vast opportunities in the UAM market and accelerate our development pace. Additionally, the strategic investors’ support in the upstream industry chain and in downstream international market development will help us to strengthen our competitive edge. We will continue to push the boundaries of innovation, safety, and sustainability, and work towards making UAM a reality for people around the world.”

About EHang

EHang (Nasdaq: EH) is the world’s leading urban air mobility (“UAM”) technology platform company. Our mission is to enable safe, autonomous, and eco-friendly air mobility accessible to everyone. EHang provides customers in various industries with unmanned aerial vehicle (“UAV”) systems and solutions: air mobility (including passenger transportation and logistics), smart city management, and aerial media solutions. EHang’s flagship product EH216-S has obtained the world’s first type certificate, production certificate and standard airworthiness certificate for pilotless eVTOL issued by the Civil Aviation Administration of China. As the forerunner of cutting-edge UAV technologies and commercial solutions in the global UAM industry, EHang continues to explore the boundaries of the sky to make flying technologies benefit our life in smart cities. For more information, please visit www.ehang.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Statements that are not historical facts, including statements about management’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to those relating to certifications, our expectations regarding demand for, and market acceptance of, our products and solutions and the commercialization of UAM services, our relationships with strategic partners, and current litigation and potential litigation involving us. Management has based these forward-looking statements on its current expectations, assumptions, estimates and projections. While they believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond management’s control. These statements involve risks and uncertainties that may cause EHang’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

Media Contact: pr@ehang.com

Investor Contact: ir@ehang.com